UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number:  001-39458

Medicenna Therapeutics Corp.

(Translation of registrant’s name into English)

2 Bloor St. W., 7th Floor

Toronto, Ontario M4W 3E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.2 to this report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of Medicenna Therapeutics Corp. (File No. 333-238905), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDICENNA THERAPEUTICS CORP.

Date: December 30, 2020	By:	/s/ Elizabeth Williams
Name: Elizabeth Williams
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Document Description

99.1	Press Release dated December 30, 2020
99.2	Sales Agreement, dated December 30, 2020, by and between the Medicenna Therapeutics Corp. and SVB Leerink LLC